Exhibit 21.1

The following is a list of Avalon’s subsidiaries except for unnamed subsidiaries which considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary Name	State of Incorporation

•American Landfill Management, Inc.	Ohio

American Construction Supply, Inc.	Ohio

•American Waste Management Services, Inc.	Ohio

•Avalon Golf and Country Club, Inc.	Ohio

•Avalon Lakes Golf, Inc.	Ohio

•Avalon Travel, Inc.	Ohio

•TBG, Inc.	Ohio

•Avalon Country Club at Sharon, Inc.	Pennsylvania

•Havana Cigar Company	Pennsylvania

Parent/subsidiary relationships are indicated by indentations. In each case, 100% of the voting securities of each of the subsidiaries is owned by the indicated parent of such subsidiary.